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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)*

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                             Gull Laboratories, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   402901 20 1
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                              O'Melveny & Myers LLP
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 1997
             (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of __ Pages
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CUSIP NO. 358031 10 2


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               FRESENIUS AKTIENGESELLSCHAFT

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [  ]

                                                                 (b)  [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

               OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GERMANY

NUMBER OF                 7     SOLE VOTING POWER
SHARES                                    4,930,693
BENEFICIALLY              8     SHARED VOTING POWER
OWNED BY                                 -0-
EACH REPORT-              9     SOLE DISPOSITIVE POWER
ING PERSON                                4,930,693
WITH                      10    SHARED DISPOSITIVE POWER
                                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,930,693

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [  ]
      EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               62%

14    TYPE OF REPORTING PERSON

               CO

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               This Schedule 13D/A (Amendment No. 6) amends and supplements the
Statement on Schedule 13D dated May 4, 1994, as amended and supplemented by
Schedule 13D/A (Amendment No. 1) dated June 28, 1994, by Schedule 13D/A (Amendment No. 2) dated August 15, 1994, by Schedule 13D/A (Amendment No. 3) dated December 23, 1996, Schedule 13D/A (Amendment No. 4) dated April 21, 1997 and Schedule 13D/A (Amendment No. 5) dated August 14, 1997 (as so amended, the "Statement"), filed by Fresenius Aktiengesellschaft ("Fresenius AG"), with respect to the common stock, $0.001 par value ("Common Stock") of Gull Laboratories, Inc. ("Gull"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

Item 4.        PURPOSE OF TRANSACTION.

               Item 4 of the Statement is hereby amended by adding the following:

               On October 23, 1997, Fresenius AG and Gull each issued press releases in which they announced that Gull's majority stockholder, Fresenius AG, had been approached by a number of firms expressing a potential interest in partnering or otherwise acquiring Gull, and that Fresenius AG had retained the investment banking firm Wasserstein Perella & Co., Inc. ("WP & Co.") to evaluate the various alternatives and to provide recommendations to Fresenius AG relating to such matters. Copies of the Fresenius AG press release and the Gull press release are filed as Exhibits 1 and 2, respectively, to this Schedule 13D/A (Amendment No. 6).

               As described in Fresenius AG's Schedule 13D/A (Amendment No. 5), in August 1997 Gull acquired from Fresenius AG the diagnostics business of Fresenius AG's Intensive Care and Diagnostics Division. As a result of the combination of Fresenius AG's diagnostics business with Gull, and in light of the interest expressed in Gull, Fresenius AG has determined that it is in the best interest of the holders of Gull Common Stock, to explore the strategic alternatives that may be available to Fresenius AG with reference to its interest in Gull. Fresenius AG has retained WP & Co. to assist Fresenius AG in doing so. Under the agreement between Fresenius AG and WP & Co., potential transactions to be explored may include a sale or an exchange of capital stock, a merger, consolidation or other business combination, an exchange or tender offer, the formation of a joint venture, partnership or similar entity or any similar transaction. Fresenius AG's agreement with WP & Co. provides expressly that any transaction involving Fresenius AG's interest in Gull may be consummated as part of a series of transactions involving the sale of all or part of the remaining ownership interests in Gull not held by Fresenius AG to one or more third parties.

               Fresenius AG's investigation of its strategic alternatives and WP & Co.'s financial advisory services under its agreement with Fresenius AG are in an early stage. There can be no assurance that any transaction relating to Gull will ultimately be effected by Fresenius AG and/or by Gull, or what the terms of any such potential transaction may be.

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               Except for the matters described in this Item 4, Fresenius AG does not have any present intention to effect or cause Gull to effect any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Fresenius AG is presently the record and beneficial owner of a total of 4,930,693 shares of Gull Common Stock. Based on 6,616,784 shares of Common Stock outstanding on August 1, 1997 (as set forth in Gull's Form 10-Q Report for the six months ended June 30, 1997), Fresenius AG is the beneficial owner of 62% of the Gull Common Stock, as determined in accordance with Rule 13d-3 of the Securities and Exchange Commission. Under a Retransfer of Shares Agreement among Fresenius AG, Gull and a subsidiary of Gull, Fresenius AG may become obligated to return up to 33,000 shares to Gull upon the occurrence of certain events described in Fresenius AG's Schedule 13D/A (Amendment No. 4).

               Except as stated in this Item 5, Fresenius AG (and to the best of its knowledge, the members of the Supervisory Board and the Managing Board of Fresenius AG) does not own or have any right to acquire, directly or indirectly, any shares of Gull Common Stock and none of such persons has effected any transaction in Gull Common Stock in the last sixty days.

Item 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER.

               Fresenius AG has entered into an Agreement with WP & Co. dated September 24, 1997 (the "WP Agreement") pursuant to which Fresenius AG has retained WP & Co. as its exclusive financial advisor with respect to a possible transaction involving Gull. Under the WP Agreement, in performing its Services thereunder, WP & Co. may utilize the services of one or more of its affiliates including, without limitation, Wasserstein Perella Co. Deutschland GmbH. The services to be performed by WP & Co. include study and evaluation of Gull and Fresenius AG's strategic options with respect to Gull, identification of potential transaction participants, preparation, with Fresenius AG, of descriptive materials relating to Gull, analysis and advice in connection with Fresenius AG's consideration of any offers for Gull, and (if requested by Fresenius AG) assistance in conducting negotiations and other services relating to completion of a transaction.

               Fresenius AG has paid an advisory fee to WP & Co. of $115,000, plus applicable VAT. If a transaction is not consummated by April 1, 1998, a further advisory fee of $115,000, plus applicable VAT, will be due and payable. If a transaction involving Gull or Fresenius AG's interest in Gull is consummated, a transaction fee, which increases as the consideration received by Fresenius AG increases, will be payable. Regardless of the transaction effected, the transaction fee will be determined as if 100% of Gull had been sold through a simple pro-forma gross up

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from 62% to 100% of the consideration received by Fresenius AG for its interest in Gull. The advisory fee paid and any additional advisory fee that may be paid by Fresenius AG will be credited against any transaction fee ultimately payable by Fresenius AG. Fresenius AG has also agreed to reimburse WP & Co. for out-of-pocket expenses and for any sales, use, VAT or similar taxes arising in connection with matters covered by the WP Agreement. Pursuant to a separate letter agreement with WP & Co., Fresenius AG has agreed to indemnify WP & Co. and its affiliates, directors, officers, agents, employees and controlling persons for certain liabilities arising out of WP & Co.'s activities under the WP Agreement.

               The WP Agreement may be terminated by either party upon 30 days written notice, but Fresenius AG will remain liable for any financial advisory fees and, if a transaction is consummated prior to the expiration of 12 months after such termination, for the full transaction fee.

               The description of the WP Agreement and the related letter agreement set forth in this Schedule 13D/A (Amendment No. 6) is qualified in its entirety by reference to such documents, copies of which have been filed as Exhibit No. 3 to this Schedule 13D/A (Amendment No.6).

Item 7.        MATERIALS TO BE FILED IN EXHIBITS.



      EXHIBIT                                                    Exhibit No.
      -------                                                    -----------

Fresenius AG Press Release Issued October 23, 1997                    1

Gull Press Release Issued October 23, 1997                            2

Financial Advisory Agreement dated September 24, 1997
between Fresenius AG and Wasserstein Perella & Co.,
Inc. and related letter agreement relating
to indemnity                                                          3


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                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1997            FRESENIUS AKTIENGESELLSCHAFT



                                   By:  /s/ Dr. Matthias Schmidt
                                        ----------------------------------------
                                        Name:  Dr. Matthias Schmidt
                                        Title: Member of the Managing Board



                                   By:  /s/ Rainer Baule
                                        ----------------------------------------
                                        Name:  Rainer Baule
                                        Title: Member of the Managing Board


                                     S-1
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                                EXHIBIT INDEX


      Description                                                Exhibit No.
      ------------                                               -----------

Fresenius AG Press Release Issued October 23, 1997                    1

Gull Press Release Issued October 23, 1997                            2

Financial Advisory Agreement dated September 24, 1997
between Fresenius AG and Wasserstein Perella & Co.,
Inc. and related letter agreement relating
to indemnity                                                          3